EXHIBIT 99.1

For Immediate Release 20-54-TR	Date:	November 10, 2020

Teck Partners to Test Germ-Killing Copper
on Vancouver Transit

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced it is partnering with TransLink, Vancouver Coastal Health, VGH & UBC Hospital Foundation, Coalition for Healthcare Acquired Infection Reduction (“CHAIR”), and the University of British Columbia to test antimicrobial copper coatings on high-touch transit surfaces on buses and SkyTrain in Vancouver, B.C.

Copper alloy surfaces are naturally antimicrobial with self-sanitizing properties, with research showing that these surfaces eliminate up to 99.9% of harmful bacteria and viruses.

This project is the first of its kind on a transit system in North America and the latest in Teck’s ongoing efforts to promote the use of antimicrobial copper surfaces in healthcare and public spaces through its Copper & Health Program.

The pilot project, fully funded by Teck, will run for an initial phase of four weeks with various copper surfaces installed on two buses on high-ridership routes and two SkyTrain cars. An organosilane surface preservative will also be tested that has the potential to control and/or prevent the growth of microorganisms on treated surfaces.

 “We are proud to be working with all the partners on this important pilot project to expand the use of antimicrobial copper in high-traffic public areas and prevent infections,” said Don Lindsay, President and CEO, Teck. “Through the Copper & Health program, Teck has been partnering with healthcare professionals, academia and others for years to help make communities safer. This pilot builds on those efforts at a critical time as the world works to prevent the spread of COVID-19.”

“This project builds on preceding research and will increase our understanding of the effectiveness of copper in killing organisms on frequently-touched surfaces. Positive findings will then be used to study the impact of copper on bacteria and viruses such as COVID-19 and norovirus,” said Dr. Marthe Charles, Medical Microbiologist at Vancouver Coastal Health. “This holds future infection control benefits not only for the public in their travels but for healthcare workers and patients who navigate their medical journey at Vancouver Coastal Health and beyond.”

“We’re proud to be the first transit agency in North America to pilot this industry-leading technology and I look forward to working closely with our project partners. We’ve been carefully examining new ways to ensure transit is one of the safest public spaces throughout the pandemic. The risk of COVID-19 transmission on transit remains extremely low and this initiative will only bolster our comprehensive cleaning and disinfection protocols which are already in place. Any findings from this pilot project will be shared with our fellow transit agency colleagues and other industries which may be able to use this emerging technology,” said Kevin Desmond, TransLink CEO.

“Our Foundation plays a vital role in funding innovation through medical research in BC. Donor funding has played a role - here in BC and globally - to accelerate our understanding of the COVID-19 virus and its transmission. This project will leverage the expertise of Vancouver Coastal Health’s Infection Prevention & Control team to determine the public health benefits of copper in reducing transmission of COVID-19 and other viruses. We are grateful for the partnership of Teck and TransLink to make this very special “made in BC” research project possible,” said Angela Chapman, President & CEO, VGH & UBC Hospital Foundation.

"CHAIR Canada has the privilege of being able to be the project manager for this exciting and innovative transit project that has great potential to make a lasting difference in many facets of daily life for the public. We are a non-profit organization that emphasizes technologies and strategies such as copper alloys that make a major difference in air, water and surface contamination. We work with leading Canadian and international healthcare and industry organizations within the context of these key themes: Collaborate, Investigate, Innovate, Educate, Advocate and Research," said Richard Dixon, CHAIR Canada, Chairman & Chief Technology Leader.

Click here for a video of the pilot.

Click here for photos and b-roll of the pilot.

Teck is a significant producer of copper and is focused on growing its copper production through the construction of the Quebrada Blanca Phase 2 copper project.

About Teck’s Copper & Health Program:
Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria and viruses, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

TransLink Media contact:
TransLink Media Relations
E: media@translink.ca